SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)1
Tekelec
(Name of Issuer)
Common Stock

(Title of Class of Securities)
879101103
(CUSIP Number)
Kensico Capital Management 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830 Attn: Joseph Signorile Tel: (203) 862-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 15, 2011 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [X]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879101103                                        Page 2 of 6

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,974,844
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,974,844
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,974,844
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.2% *
14.	TYPE OF REPORTING PERSON		CO
* Based on 68,585,311 shares of Common Stock outstanding as of October 28, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No. 879101103                                        Page 3 of 6

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,974,844
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,974,844
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,974,844
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.2% *
14.	TYPE OF REPORTING PERSON		IN, HC

* Based on 68,585,311 shares of Common Stock outstanding as of October 28, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No. 879101103                                        Page 4 of 6

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,974,844
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,974,844
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,974,844
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.2% *
14.	TYPE OF REPORTING PERSON		IN, HC

* Based on 68,585,311 shares of Common Stock outstanding as of October 28, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No. 879101103                                        Page 5 of 6

Amendment No. 2 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on October 13, 2010 and Amendment No. 1 thereto filed on February 7, 2011 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On February 16, 2011, the Issuer announced that Thomas J. Coleman, a Reporting Person, and Anthony Colaluca, Jr. have been appointed to the Issuer’s board of directors, expanding the size of the board to nine members.  The Issuer also announced that Mr. Coleman and Mr. Colaluca would be nominated for election to the Issuer’s board of directors at the Issuer’s upcoming 2011 annual meeting of shareholders.

In connection with Mr. Coleman’s appointment to the Issuer’s board of directors, on February 15, 2011 Kensico Capital Management Corporation entered into a letter agreement (the “Information Sharing Agreement”) with the Issuer which is described in Item 6 hereof. A copy of the Information Sharing Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto.

In addition, in connection with Mr. Coleman’s and Mr. Colaluca’s appointments to the Issuer’s board of directors, on February 15, 2011 Kensico Capital Management Corporation entered into a letter agreement (the “Standstill Agreement”) with the Issuer pursuant to which Kensico Capital Management Corporation and certain other Reporting Persons agreed not to propose any matter, including without limitation the nomination of persons to serve on the Issuer’s board of directors, for submission to a vote of the shareholders of the Issuer at the upcoming 2011 annual meeting of shareholders.  A copy of the Standstill Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is here by amended and restated to read in its entirety as follows:

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D.  As of the date hereof, the Common Stock beneficially owned by the Reporting Persons is held for the respective accounts of the Funds as follows:  (i) Kensico Partners –1,641,704 shares; (ii) Kensico Associates – 2,412,806 shares; (iii) Kensico Offshore – 2,044,840; and (iv) Kensico Offshore II – 875,494 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

On February 15, 2011, the Issuer and Kensico Capital Management Corporation entered into the Information Sharing Agreement in connection with the appointment of Thomas J. Coleman to the Issuer’s board of directors.  The Information Sharing Agreement provides that it is intended solely for the benefit of the Issuer and contains a series of undertakings by Kensico Capital Management Corporation and the investment funds that it advises. Such undertakings relate to, among other things, certain confidentiality and regulatory issues, and includes an agreement to comply with the Issuer’s insider trading and related policies (other than advanced-approval requirements for certain non-director representatives of Kensico Capital Management Corporation and the investment funds it advises), including any “blackout periods” during which the Issuer’s board members are prohibited from trading in the Issuer’s securities, to adhere to all requirements imposed on Mr. Coleman as a director with respect to trading in the Issuer’s securities, and to comply with and to cooperate fully with the Issuer to assure the Issuer’s compliance with Regulation FD (in all cases, to the extent such policies are imposed on a reasonable and good faith basis).

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit A – Information Sharing Agreement, dated February 15, 2011, between Tekelec and Kensico Capital Management Corporation

Exhibit B – Standstill Agreement, dated February 15, 2011, between Tekelec and Kensico Capital Management Corporation

CUSIP No. 879101103                                        Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2011

KENSICO CAPITAL MANAGEMENT CORPORATION

By:	/s/ Michael Lowenstein
Authorized Signatory

MICHAEL LOWENSTEIN

/s/ Michael Lowenstein

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

EXHIBIT A

Kensico Capital Management 55 Railroad Avenue 2nd Floor Greenwich, Connecticut 06830 Tel: 203-862-5800 Fax: 203-862-5801 February 15, 2011

Krish A. Prabhu, Ph.D. Interim President and Chief Executive Officer Tekelec 5200 Paramount Parkway Morrisville, NC 27560 Dear Krish:

I am delighted to join the Tekelec board, and I look forward to making a contribution to the company.

This letter, intended solely for the benefit of Tekelec, contains a series of undertakings by my firm and the investment funds we advise (collectively, “Kensico Capital Management”).  These undertakings are intended to be legally binding on Kensico Capital Management (which I am authorized to bind) and to address various issues that have been discussed.

We are sensitive to Tekelec’s concerns regarding confidentiality, fiduciary duties, attorney-client privilege and regulatory issues, and feel that it would be appropriate to enter into the agreement set forth in this letter in order to address those considerations.  To that end, we hereby undertake, consistent with my fiduciary duties of loyalty and care to Tekelec and its shareholders and applicable laws, to refrain from communicating to anyone (whether to any company in which we have an investment or otherwise), by any means, any confidential information I learn in my capacity as a director of Tekelec.  Notwithstanding the foregoing, I may communicate such information to Kensico Capital Management and its members, officers, managers, directors, employees, and other authorized representatives, including our outside legal counsel (collectively, our “Representatives”), if and only to the extent that such Representatives have a reasonable need to know such confidential information; provided, further, that Kensico Capital Management (i) shall inform such Representatives of the confidential nature of any such information and (ii) shall cause such persons to agree to be bound by the same confidentiality restrictions that are otherwise applicable to me.  We agree to undertake reasonable precautions to safeguard and protect the confidentiality of any such information, to accept responsibility for any breach of this letter agreement by us or any of our Representatives, and, at our sole expense, to take all reasonable measures to restrain such Representatives and ourselves from prohibited or unauthorized disclosure or uses of any such information.  Notwithstanding anything herein to the contrary, I will not communicate any confidential information to any Representatives if Tekelec informs me that it believes the withholding of such information is necessary to preserve Tekelec’s attorney-client privilege and/or to protect highly sensitive information of Tekelec.

In addition, this letter memorializes that Kensico Capital Management and its personnel shall not trade in Tekelec securities in violation of the federal securities or other applicable laws on the basis of any material nonpublic information obtained through my service on the Tekelec board.  Further, for so long as I serve on the Tekelec board, all of Kensico Capital Management’s personnel agree to comply with Tekelec’s insider trading and related policies (other than advanced-approval requirements for non-director Kensico Representatives), including any “blackout periods” during which Tekelec board members are prohibited from trading Tekelec securities, to adhere to all requirements imposed on me as a director with respect to trading in Tekelec securities, and to comply with and to cooperate fully with Tekelec to assure Tekelec’s compliance with Regulation FD (in all cases, to the extent such policies are imposed on a reasonable and good faith basis).

I look forward to working together with you and the board.

Very truly yours,
KENSICO CAPITAL MANAGEMENT CORP.

By:
Thomas J. Coleman, Co-President

AGREED: TEKELEC
By:
Name:	Krish A. Prabhu, Ph.D.
Title:	Interim President and Chief Executive Officer

EXHIBIT B

Kensico Capital Management 55 Railroad Avenue 2nd Floor Greenwich, Connecticut 06830 Tel: 203-862-5800 Fax: 203-862-5801 February 15, 2011

Krish A. Prabhu, Ph.D. Interim President and Chief Executive Officer Tekelec 5200 Paramount Parkway Morrisville, NC 27560 Dear Krish:

Effective as of the appointment of Thomas J. Coleman and Anthony Colaluca, Jr. as members of the Board of Directors (the “Board”) of Tekelec (the “Effective Time”) and in consideration of such appointment, Kensico Capital Management, on behalf of itself and all of its Shareholder Associated Persons (as defined in Tekelec’s Amended and Restated Bylaws) and other affiliates, including without limitation Kensico Partners, L.P., Kensico Associates, L.P., Kensico Offshore Fund Master, Ltd., Kensico Offshore Fund II Master, Ltd., Kensico Capital LLC, Michael Lowenstein and Messrs. Coleman and Colaluca (collectively, the “Kensico Persons and Entities”):

(i)
hereby confirms and agrees that from and after the Effective Time and through and including the date(s) of Tekelec’s upcoming 2011 annual meeting of shareholders (the “Annual Meeting”), no one or more of the Kensico Persons and Entities shall have the right to propose, or shall propose, any matter, including without limitation the nomination of persons to serve on the Board, for submission to a vote of the shareholders of the Company at the Annual Meeting; and

(ii)
further to such confirmation and agreement, hereby expressly and irrevocably waives, effective as of the Effective Time, any and all rights or benefits any or all of them may have under that certain letter dated February 6, 2011 from Tekelec to Kensico, a copy of which is attached hereto, including without limitation any right, through February 28, 2011, to comply with procedural and substantive notification requirements set forth (or incorporated by reference) in Section 3.4 of Tekelec’s Amended and Restated Bylaws.

The undersigned acknowledges and agrees that this letter represents the binding agreement of Kensico and supersedes all prior or contemporaneous understandings and agreements between Kensico and Tekelec with respect to the subject matter hereof.

Very truly yours,
KENSICO CAPITAL MANAGEMENT CORP.

By:
Thomas J. Coleman, Co-President

AGREED: TEKELEC
By:
Name:	Krish A. Prabhu, Ph.D.
Title:	Interim President and Chief Executive Officer